

Mail Stop 3561

October 31, 2007

Mr. Nirmal K. Tripathy
Executive Vice President and
Chief Financial Officer
The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts 01701

> **Re:** **The TJX Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended January 27, 2007**
> **Filed March 28, 2007**
> **File No. 1-4908**

Dear Mr. Tripathy:

We have reviewed the responses in your letter filed on August 30, 2007 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 27, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. We have reviewed your response to prior comment 1 in our letter dated August 16, 2007 and note that you believe that all the adjusted items for 2006 and 2005 are one-time charges or gains, and that these charges or gains are not of a nature that is reasonably likely to recur within two years or were incurred in the prior two years. If our understanding of your response is correct, please explain your adjustments in both 2005 and 2006 to correct for an accounting error. Although one correction was for leases and the other for taxes, we believe the nature of the adjustments are the same. Also, we do not agree with your position that accounting adjustments from changes in laws, payments under employment/resignation agreements, business closure expenses and litigation settlements are one-time charges or gains. We believe

the nature of these charges and gains make them reasonably likely to recur within two years. If you can provide additional information that would help support your position, please do so, otherwise, we would expect these non-GAAP measures to be removed from future filings.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief

cc: Ms. Mary Weber
       Ropes & Gray LLP
       Via Fax: (617) 235-0222